FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	March	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated March 17, 2004 (“KPN and RIM to Offer BlackBerry® In The Netherlands, Germany and Belgium")	Page No 2

Document 1

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March 17, 2004

FOR IMMEDIATE RELEASE

KPN and RIM to Offer BlackBerry® In The Netherlands, Germany and Belgium

CeBIT, Hanover, Germany – KPN and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to offer the BlackBerry® wireless solution to KPN’s corporate customers and individual users in the Netherlands, Germany and Belgium. KPN intends to begin pilot trials in the Netherlands in the spring timeframe, with commercial availability expected to follow in summer 2004.

Information regarding the introduction in Germany and Belgium will be announced later this year.

Operating on KPN’s GSM/GPRS network, BlackBerry will provide mobile professionals with integrated access to email, phone, browser, organizer and other applications via an advanced wireless handheld. KPN expects to offer its customers a range of BlackBerry Wireless Handhelds™ to suit different voice and data needs.

“KPN already provides mobile data solutions together with selected business partners,” said Mark de Jong, Vice President, Corporate Development of KPN Mobile. “The cooperation with RIM for BlackBerry is a logical addition to the partner program. Customer demand for mobile data solutions is growing every day, particularly the need to access email anytime and everywhere. BlackBerry’s ease-of-use combined with the outstanding outdoor and indoor coverage of KPN’s GSM/GPRS network provides excellent benefits for our business customers. For corporate customers in particular, we see a need for a proven, complete solution combined with excellent quality of service.”

“BlackBerry is already being used by over one million subscribers and its popularity continues to expand around the world,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “Our relationship with KPN will provide customers with a powerful wireless solution that leverages the push-based data capabilities of BlackBerry and KPN’s robust GSM/GPRS network.”

BlackBerry is an award-winning platform that supports wireless access to a wide range of information and communications. With “always-on” connectivity and push-based technology that automatically delivers email and corporate data to and from a handheld, BlackBerry provides effortless access to information while on the move. Customers can read and forward email attachments from their BlackBerry handheld (including Microsoft® Word, Excel, PowerPoint and Adobe PDF documents). Corporate customers also have wireless access to their calendar and corporate address books.

Information regarding product and service pricing will be announced at commercial launch.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM

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Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About KPN

For more information about KPN visit www.kpn.com

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Media Contacts: KPN Media Department Stephen Hufton +31 70 44 60143 s.hufton@kpn.com
RIM Media Contact Europe: Tilly Quanjer, Senior Communications Manager, RIM +44 (0)1784 223987 tquanjer@rim.net
RIM Media Contact North America: Courtney Flaherty Brodeur Worldwide for RIM +1 (212) 771-3637 cflaherty@brodeur.com
Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	March 17, 2004	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance